UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)

eMagin Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29076N206
(CUSIP Number)

Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N206

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Stillwater Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	15,671,740
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	15,671,740
Person with	10.	Shared Dispositive Power:	2,930,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	18,601,786*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 18.8%
14.	Type of Reporting Person (See Instructions): OO

*

Stillwater Holdings LLC (“Stillwater”) may be deemed to beneficially own 18,601,786 shares of common stock, par value $0.001 per share (the “Shares” or the “Common Stock”) of eMagin Corporation (the “Issuer”) reported herein as follows: (i) Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) held directly by Stillwater, which are convertible into 15,671,740 Shares subject to increase as described herein; (ii) warrants to purchase up to 100,000 Shares currently exercisable at $2.25 per Share and warrants to purchase up to 25,000 Shares, currently exercisable at $2.45 per Share held directly by Stillwater Trust LLC, where the sole member of Stillwater is the managing trustee and has investment control over such securities; and (iii) 2,805,046 Shares held directly by a trust where the sole member of Stillwater has investment control over such securities.

As previously disclosed in the amendment to Schedule 13D filed by Stillwater and Ginola on February 11, 2021, the Shares and ownership reported in this report reflect the Series B Preferred Stock conversion price of $0.3022 per share (the “Adjusted Conversion Price”). The Adjusted Conversion Price may be further reduced to the extent the Issuer sells Shares at a price lower than $0.3022 per Share. As disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 11, 2023, there were 83,041,694 Shares outstanding as of April 30, 2023.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Stillwater may be deemed to beneficially own 18,601,786 Shares, or 18.8% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Stillwater is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Stillwater disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N206

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ginola Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Jersey (Channel Islands)

Number of	7.	Sole Voting Power:	2,657,180
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	2,657,180
Person with	10.	Shared Dispositive Power:	135,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,793,030**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions): CO

**

Ginola Limited (“Ginola”) may be deemed to beneficially own 2,793,030 Shares of the Issuer reported herein as follows: (i) 1,002,647 Shares held directly by Ginola; (ii) Series B Preferred Stock held directly by Ginola, which are convertible into 1,654,533 Shares subject to increase as described herein; and (ii) 135,850 Shares held directly by holding companies with common directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

As previously disclosed in the amendment to Schedule 13D filed by Stillwater and Ginola on February 11, 2021, the Shares and ownership reported in this report reflect the Series B Preferred Stock conversion price of $0.3022 per share (the “Adjusted Conversion Price”). The Adjusted Conversion Price may be further reduced to the extent the Issuer sells Shares at a price lower than $0.3022 per Share. As disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 11, 2023, there were 83,041,694 Shares outstanding as of April 30, 2023.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Ginola may be deemed to beneficially own 2,793,030 Shares, or 3.3% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Explanatory Note

This Amendment No. 30 to Schedule 13D (“Amendment No. 30”) is being filed by Stillwater Holdings LLC, a Delaware limited liability company formerly known as Stillwater LLC (“Stillwater”) and Ginola Limited, a Jersey (Channel Islands) company (“Ginola”) to amend the Schedule 13D (the “Schedule 13D”) originally filed by Stillwater and Ginola on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, Amendment No. 12 to the Schedule 13D filed April 26, 2010, Amendment No. 13 to the Schedule 13D filed July 20, 2011, Amendment No. 14 to the Schedule 13D filed June 5, 2012, Amendment No. 15 to the Schedule 13D filed June 23, 2014, Amendment No. 16 to the Schedule 13D filed August 24, 2016, Amendment No. 17 to the Schedule 13D filed March 26, 2017, Amendment No. 18 to the Schedule 13D filed January 28, 2021, Amendment No. 19 to the Schedule 13D filed February 9, 2021, Amendment No. 20 to the Schedule 13D filed February 11, 2021, Amendment No. 21 to the Schedule 13D filed February 23, 2021, Amendment No. 22 to Schedule 13D filed March 23, 2021, Amendment No. 23 filed May 27, 2021, Amendment No. 24 filed June 16, 2021, Amendment No. 25 filed September 20, 2021, Amendment No. 26 filed November 12, 2021, Amendment No. 27 filed March 31, 2022, Amendment No. 28 filed August 22, 2022 and Amendment No. 29 filed December 30, 2022 with respect to beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 700 South Drive, Suite 201, Hopewell Junction, NY 12533. Except as specifically provided herein, this Amendment No. 30 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Support Agreement

On May 17, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Samsung Display Co., Ltd., a Korean corporation (“Parent”), Emerald Intermediate, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Silk USA”), and Emerald Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Silk USA (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”) and a direct subsidiary of Silk USA. Silk USA will remain a direct subsidiary of Parent.

In connection with the Merger Agreement, Stillwater and Ginola each entered into a Support Agreement with Parent (the “Support Agreement”) with respect to all shares of capital stock owned by the Reporting Persons (the “Voting Shares”) whereby Stillwater and Ginola agreed, among other things, to vote the Voting Shares beneficially owned by each Reporting Person in favor of the adoption of the Merger Agreement, against any Acquisition Proposal (as defined in the Merger Agreement) and, subject to certain exceptions, not transfer any shares of Series B Preferred Stock prior to the termination of the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of (a) the Effective Time (as defined in the Merger Agreement), (b) the termination of the Merger Agreement, and (c) the amendment of the Merger Agreement, without the prior written consent of the Reporting Persons in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Issuer or its stockholders (including with respect to the reduction of or the imposition of any restriction on the Reporting Persons’ right to receive the Merger Consideration (as defined in the Merger Agreement), or any reduction in the amount or change in the form of the Merger Agreement, and (d) the date that is six (6) months after May 17, 2024 (or if the Outside Date (as defined in the Merger Agreement) is automatically extended pursuant to the Merger Agreement, the date that is six (6) months after August 15, 2024).

Certificate of Amendment to the Certificate of Designations

Effective May 17, 2023, the Issuer’s board of directors approved and adopted the Certificate of Amendment to the Certificate of Designations of Series B Convertible Preferred Stock of the Issuer (the “Certificate of Amendment to the Certificate of Designations”), which was consented to by a majority of the holders of outstanding shares of Series B Preferred Stock, including the Reporting Persons. The Certificate of Amendment to the Certificate of Designations was filed with the Secretary of State of the State of Delaware on May 17, 2023. The Certificate of Amendment to the Certificate of Designations provides that holders of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than any Dissenting Shares (as defined in the Merger Agreement)) will be entitled to the right to receive cash, without interest, in an amount equal to (x) the total number of shares of the Issuer’s common stock issuable upon conversion of the Series B Preferred Stock that are owned immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Price (as defined in the Merger Agreement), in each case other than such shares held by Parent or the Issuer, which will be canceled without payment thereon, and that after the Effective Time, no shares of Series B Preferred Stock will be outstanding and all shares of Series B Preferred Stock will be automatically cancelled and cease to exist.

The foregoing summaries of the Certificate of Amendment to the Certificate of Designations and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Amendment to the Certificate of Designations and the Support Agreement, which are attached as Exhibits 2 and 3 to this Amendment No. 30 and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 30 is incorporated by reference in its entirety into this Item 6.

Item 7. Material To Be Filed as Exhibits.

The following exhibits are incorporated into this Amendment No. 30:

Exhibit No.	Description
1	Joint Filing Agreement, dated May 5, 2003, by and between Stillwater Holdings LLC and Ginola Limited (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on May 5, 2003).
2	Certificate of Amendment to the Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 17, 2023).
3	Form of Support Agreement, by and among Samsung Display Co., Ltd., Emerald Intermediate, Inc. and Emerald Merger Sub, Inc., and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 17, 2023).

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023

STILLWATER HOLDINGS LLC

By:	/s/ Christopher Minton
Name:	Christopher Minton
Title:	Vice President

GINOLA LIMITED

By:	/s/ James O’Grady
Name:	James O’Grady
Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).